SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                                  BesiCorp Ltd.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    086339108
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                                 (CUSIP Number)

                 William J. Poltarak, Zeichner, Ellman & Krause,
                              575 Lexington Avenue,
                                  NY, NY 10022
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 22, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                         SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Louis W. Pierro, Independent Special Trustee of the Zinn Family Charitable Trust
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      Not Applicable
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
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                  7     SOLE VOTING POWER

                        10,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               10,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.2%
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14    TYPE OF REPORTING PERSON*

      OO Charitable Remainder Trust
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. Security and Issuer.

            Common stock, par value $.01 per share (the "Shares") of Besicorp Ltd. (the "Issuer"). The address of the principal executive offices of the Issuer is: 1151 Flatbush Road, Kingston, New York 12401.

ITEM 2. Identity and Background.

            The person filing this statement is Louis W. Pierro, Independent Special Trustee of the Zinn Family Charitable Trust, a charitable remainder trust (the "Trust") created by a Declaration of Trust dated December 11, 1998 (the "Declaration"). The Trustee of the Trust is Michael F. Zinn. However, the Declaration provides that an Independent Special Trustee exclusively exercise the investment decisions, including, where appropriate, voting decisions, for certain assets of the Trust, including the Shares it holds. Louis W. Pierro is the Independent Special Trustee.

I. Information Concerning the Trust

      (a) The Zinn Family Charitable Trust, Michael F. Zinn, Trustee, Louis W. Pierro, Independent Special Trustee

      (b)   Address.

            c/o Louis W. Pierro, Pierro & Associates, LLC, 80 State Street, Albany, New York 12207.

      (c)   Certain Criminal Proceedings. None.

      (d)   Certain Civil Proceedings. None.

      (e)   Domicile.

                  The Trust was formed pursuant to the laws of New York.

II. Information Concerning the Independent Special Trustee.

      (a)   The Independent Special Trustee is Louis W. Pierro, Esq..

      (b) Business Address: Pierro & Associates, LLC, 80 State Street, Albany, New York 12207.

      (c)   Certain Criminal Proceedings: None.

      (d)   Certain Civil Proceedings: None.

      (e)   Certain Civil Penalties: None.

      (f)   Citizenship: United States.

Item 3. Source and Amount of funds or Other Consideration.

            Michael F. Zinn donated 126,984 shares of the common stock of Besicorp Group, Inc. ("BGI") to the Trust in December, 1998 and 123,016 shares of the common stock of BGI in February, 1999. On March 22, 1999, the Trust received all of the Shares it owns as part of a distribution by BGI of all of the outstanding Shares of the Issuer to the holders of BGI's Common Stock, on a pro rata basis. Consequently, the Trust did not directly purchase the Shares it owns.

Item 4. Purpose of Transaction.

            Reference is made to Item 3. The Trust did not purchase the Shares it owns. Shares of the common stock of BGI were donated to the Trust in December, 1998, and in February, 1999 pro rata, In March, 1999 BGI distributed the Shares to the Trust as part of a distribution of the Issuer's common stock to all of BGI's shareholders.

      (a)   Not Applicable
      (b)   Not Applicable
      (c)   Not Applicable
      (d)   Not Applicable
      (e)   Not Applicable
      (f)   Not Applicable
      (g)   Not Applicable
      (h)   Not Applicable
      (i)   Not Applicable
      (j)   Not Applicable

Item 5. Interest in Securities of the Issuer.

      (a) As of March 22, 1999, the Trust holds beneficially and of record 10,000 Shares, which constitutes approximately 8.2% of the class of Shares outstanding (based upon post-effective Amendment No. 2 to Form 10-SB of the issuer, SEC File No. 000-25209).

            Michael Zinn, Trustee and income recipient of the Trust, individually owns approximately 57,969 shares (or approximately 51% of the class outstanding), and has disclaimed beneficial ownership of the shares owned by the Trust.

            Louis W. Pierro, Independent Special Trustee individually for his own account owns no Shares.

      (b) Reference is made to Item 2.II. Pursuant to the Declaration, The Independent Special Trustee holds the sole power to vote and to direct the disposition of the Shares. Pursuant to the Declaration, Michael F. Zinn, as Trustee, retains the power to dismiss and appoint Independent Special Trustees.

      (c)   Reference is made to Items 3, 4 and 5.

      (d) Proceeds from the sale of the Shares, if cash or readily marketable securities or other similar assets, would, pursuant to the Declaration, be under the control of Michael F. Zinn, as Trustee.

      (e)   Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Reference is made to Items 2, 3 and 5.

Item 7. Material to be Filed as Exhibits.

            None.

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  September, 1999
                                          ------------------------------------
                                                         (Date)

                                                  /s/ Louis W. Pierro,
                                               Independent Special Trustee
                                          ------------------------------------
                                                       (Signature)

                                                  /s/ Louis W. Pierro
                                          ------------------------------------
                                                    Louis W. Pierro
                                               Independent Special Trustee

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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